SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                                (AMENDMENT NO. )



                        HAYES LEMMERZ INTERNATIONAL, INC.
 -----------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
 -----------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   421124-10-8
 -----------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Ranko B. Cucuz
                        Hayes Lemmerz International, Inc.
                             15300 Centennial Drive
                              Northville, MI 48167

                                    Copy to:
                               Patrick Carey, Esq.
                        Hayes Lemmerz International, Inc.
                             15300 Centennial Drive
                              Northville, MI 48167

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 January 9, 2000
-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .



CUSIP NO.       421124-10-8            13D               PAGE 2 OF 6 PAGES
         -------------------     (AMENDMENT NO. 3)


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         RANKO CUCUZ

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) |X|
                                                                                                    (b) |_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS
         PF; BK; OO 1

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)       |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         [PLEASE FURNISH PLACE OF PERSONAL CITIZENSHIP]


     NUMBER OF           7       SOLE VOTING POWER                   473,875 *
      SHARES
   BENEFICIALLY          8       SHARED VOTING POWER                 NONE
     OWNED BY
       EACH              9       SOLE DISPOSITIVE POWER              473,875 *
     REPORTING
    PERSON WITH          10      SHARED DISPOSITIVE POWER            NONE


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         473,875 *

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.02%

  14     TYPE OF REPORTING PERSON
         IN

* Includes 423,638 shares subject to options presently exercisable or exercisable within the 60 days of the date hereof. Does not include 517,092 shares subject to options that are not exercisable within the 60 days of the date hereof.



ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share ("Company Common Stock"), of Hayes Lemmerz International, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 15300 Centennial Drive, Northville, Michigan 48167.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed by Ranko Cucuz. Mr. Cucuz's principal occupation is serving as the Chairman and Chief Executive Officer of the Company. Mr. Cucuz's business address and the Company's address is 15300 Centennial Drive, Northville, Michigan 48167.

        Mr. Cucuz is a United States citizen and during the last five years has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Cucuz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Cucuz presently owns 50,237 shares of Company Common Stock. Mr. Cucuz purchased 560 of such shares on the open market with personal funds and 967 of such shares through his 401K Plan with a combination of his personal funds and matching contributions made by the Company pursuant to the terms of such plan. Mr. Cucuz acquired 48,710 of such shares in connection with the merger of MWC Holdings, Inc. with and into the Company on July 2, 1996 as a result of surrendering certain outstanding options to purchase shares of common stock of the Company that were outstanding prior to such merger.

        It is expected that approximately fifty percent (50%) of the funds necessary to complete the Proposed Transaction (as hereinafter defined) will be provided by the Purchaser (as hereinafter defined) and the balance will be provided through additional borrowings by the Company under its revolving credit facility with Canadian Imperial Bank of Commerce and Merrill Lynch Capital Corporation, as managing agents. The funds to be provided by the Purchaser are expected to be obtained from capital contributions of certain of the Reporting Persons and affiliated entities.



ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the all of the acquisitions of shares of Company Common Stock described in Item 3 was for Mr. Cucuz to personally invest in shares of Company Common Stock.

        On January 9, 2000, Joseph Littlejohn & Levy, Inc. delivered to the Board of Directors of the Company (the "Board") a letter dated January 9, 2000 (the "Proposal Letter") on behalf of Joseph Littlejohn & Levy Fund II L.P. ("JLL"), TSG Capital Fund II, L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., Mr. Horst Kukwa-Lemmerz, Ms. Renate Kukwa-Lemmerz, Ms. Marianne Lemmerz, Ms. Inge Kruger-Pressl, Mr. Cucuz and certain other stockholders of the Company (collectively, the "Majority Stockholders"). In the Proposal Letter, the Majority Stockholders offered to acquire all of the outstanding Common stock of the Company not currently owned by the Majority Stockholders (the "Shares") for a purchase price of $21.00 per share (the "Proposed Transaction"). The Proposed Transaction would be consummated pursuant to the terms of a merger agreement (the "Merger Agreement") to be entered into between the Company and either the Majority Stockholders or an entity to be formed on behalf of the Majority Stockholders (in either case, the "Purchaser"). Pursuant to the terms of the Merger Agreement, and subject to the conditions contained therein, the Purchaser or its wholly owned subsidiary would be merged with and into the Company and all outstanding Shares would be converted into $21.00 per share in cash. The consummation of the Proposed Transaction will cause the common stock of the Company to be delisted from the New York Stock Exchange and to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended. The Proposal Letter is attached hereto as Exhibit A and is incorporated herein by reference in its entirety.

        The purpose of the Proposed Transaction is for the Majority Stockholders to acquire all of the outstanding shares of common stock of the Company not currently owned by the Majority Stockholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       Mr. Cucuz is the record owner of 50,237 shares of common stock of the Company constituting approximately less than 0.01% of the shares of Company Common Stock issued and outstanding as of December 15, 1999 (as reported in the Company's Form 10Q for the quarterly period ending October 31, 1999). In addition, Mr. Cucuz owns a total of 940,730 options to purchase Company Common Stock, 423,638 of which are either presently exercisable or exercisable within 60 days of the date hereof. Pursuant to Rule 13d-3(d)(1)(i), Mr. Cucuz is deemed to be the beneficial owner of 473,875 shares of Company Common Stock, constituting approximately 0.02% of the issued and outstanding shares of Company Common Stock (based upon 30,339,345 shares of common stock outstanding as reported in the Company's Form 10Q for the quarterly period ending October 31,
1999).

        The Majority Stockholders collectively as a group beneficially own 23,565,313 shares of common stock of the Company (excluding 423,638 shares that are issuable pursuant to options held by Mr. Cucuz that are either exercisable or exercisable within 60 days of the date hereof), which, as of December 15, 1999, constituted approximately 77.6% of the issued and outstanding shares of common stock of the Company (based upon 30,339,345 shares of common stock outstanding as reported in the Company's Form 10Q for the quarterly period ending October 31, 1999).

        Under Rule 13d-5 promulgated under the Securities Exchange Act, the Majority Stockholders may be deemed to be acting as a group and to share beneficial ownership of the shares of common stock of the Company held by other Majority Stockholders. Mr. Cucuz expressly disclaims beneficial ownership of any of the shares of common stock of the Company beneficially owned by any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that Mr. Cucuz is a beneficial owner of any such shares.

        Mr. Cucuz has not effected any transactions in shares of common stock of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Majority Stockholders have an understanding among themselves to pursue and to consummate the Proposed Transaction.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------

Exhibit A         Proposal letter, dated January 9, 2000, from Joseph
                  Littlejohn & Levy, Inc. to the Board of Directors of Hayes
                  Lemmerz International, Inc.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 17, 2000



                                   /s/ Ranko Cucuz
                                   -------------------------------------------
                                   Ranko Cucuz


                                  EXHIBIT INDEX


Exhibit No.           Description
-----------           -----------

Exhibit A             Proposal letter, dated January 9, 2000, from Joseph
                      Littlejohn & Levy Fund II L.P. to the Board of Directors of Hayes Lemmerz International, Inc.